SO
3/3/03

03002475

VF2-28-03

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2003
MAIL PROCESSING SECTION
WASH. D.C. 181

SEC FILE NUMBER
8- 41206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Tavenner Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 Mechanicsburg Road
(No. and Street)

Springfield, Ohio 45502
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Tavenner 1-800-453-0922
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name — *if individual, state last, first, middle name*)

2525 North Limestone Street, Springfield, Ohio 45503
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 10 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

OATH OR AFFIRMATION

I, William Tavenner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tavenner Company, as of December 31, 2002, ~~19X~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o). Independent auditor's report on internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE TAVENNER CO.

Financial Statements

December 31, 2002 and 2001

with

Independent Auditors' Report

THE TAVENNER COMPANY

Table of Contents

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditors' Report

Board of Trustees
The Tavenner Company
Springfield, Ohio

We have audited the accompanying statements of financial condition of The Tavenner Company (the Company) as of December 31, 2002 and 2001 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 8, 2003

THE TAVENNER COMPANY
Statements of Financial Condition
December 31, 2002 and 2001

Assets

		2002	2001
Current assets:			
Cash	$	843	759
Certificate of deposit,		-	6,553
Commission receivable		18,006	2,103
Other receivable, from related party		3,140	-
Advance to related party		-	3,140
Total current assets		21,989	12,555
Non-current assets:			
Furniture and fixtures		8,728	-
Accumulated depreciation		(3,870)	-
		4,858	-
Certificate of deposit		7,058	-
Total non-current assets		11,916	-
Total assets	$	33,905	12,555

Liabilities and Stockholder's Equity

		2002	2001
Current liabilities:			
Accrued liabilities	$	15,615	737
Stockholder's equity:			
Common stock, no par value; authorized 750 shares, 100 shares issued and outstanding		200	200
Additional paid-in capital		18,115	18,115
Accumulated deficit		(25)	(6,497)
Total stockholder's equity		18,290	11,818
Total liabilities and stockholder's equity	$	33,905	12,555

See accompanying notes to the financial statements.

THE TAVENNER COMPANY

Statements of Operations

For the Years Ended December 31, 2002 and 2001

		2002	2001
Revenue:			
Commissions	$	317,609	114,230
Interest		709	203
Total revenue		318,318	114,433
Expenses:			
Commissions		258,781	98,177
Insurance		12,558	11,281
Professional fees		10,716	7,171
License and registration		10,638	-
Regulatory fees		3,960	3,641
Errors and omissions		2,612	-
Other office expenses		2,526	-
Advertising		2,122	-
Meetings		1,265	-
Travel		1,148	-
Depreciation		3,870	-
Office supplies		330	961
Dues and subscriptions		315	1,176
Telephone		226	-
Miscellaneous		779	107
Total expenses		311,846	122,514
Net income (loss)	$	6,472	(8,081)

See accompanying notes to the financial statements.

THE TAVENNER COMPANY

Statements of Changes in Stockholder's Equity

For the Years Ended December 31, 2002 and 2001

		Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2001	$	200	15,115	1,584	16,899
Capital contribution		-	3,000	-	3,000
Net loss		-	-	(8,081)	(8,081)
Balance at December 31, 2001		200	18,115	(6,497)	11,818
Capital contribution		-	-	-	-
Net income		-	-	6,472	6,472
Balance at December 31, 2002	$	200	18,115	(25)	18,290

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income (loss)	$	6,472	(8,081)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation		3,870	-
Effects of changes in operating assets and liabilities:			
Commission receivable		(15,903)	(2,103)
Accrued and withheld liabilities		14,878	737
Net cash provided (used) by operating activities		9,317	(9,447)
Cash flows used by investing activities:			
Purchase of furniture and fixtures		(8,728)	-
Certificate of deposit redeemed		6,553	-
Certificate of deposit acquired		(7,058)	(203)
		(9,233)	(203)
Cash flows from financing activities:			
Additional paid in capital		-	3,000
Decrease in cash		84	(6,650)
Cash, beginning of year		759	7,409
Cash, end of year	$	843	759
Supplemental disclosures:			
Cash paid for:			
Interest	$	-	-
Taxes	$	-	-

See accompanying notes to the financial statements.

1. Summary of Significant Accounting Policies:

The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

Method of accounting

The Company utilizes the accrual basis method of accounting.

Cash

For the purpose of financial statement reporting, the Company considers amounts on hand and in demand deposits and certificates of deposit with original maturities of three months or less to be cash.

Use of estimates

Financial statements prepared in conformity with accounting principles generally accepted in the United States of Ohio requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and depreciation

Property and equipment are recorded at cost. Depreciation is provided on the double declining balance method over the estimated useful lives of the respective assets.

2. Operations:

The Company is a registered broker/dealer engaged primarily in selling mutual funds and variable life products. Customers' securities transactions are recorded on a settlement date basis and the related commission revenues and expenses are accrued on a trade date basis.

All securities transactions are carried on a fully disclosed basis.

The Company is exempt from special reserve requirements for brokers and dealers under rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(ii).

3. Federal Income Taxes:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes. Instead, the shareholder is liable for the individual federal income taxes on his respective share of the Company's taxable income.

4. Related Party Transactions:

During 1999 the Company invested $3,140 in a newly formed Limited Liability Company. This interest has been sold during 2002 and the receivable amount is currently carried as an other receivable, from a related party.

The company's sole stockholder also controls an insurance company. Certain administrative services, office space and equipment were provided to the Company without charge during 2002 and 2001.

5. Subordinated Liabilities:

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2002 and 2001. Therefore, no related reporting to regulatory agencies is required.

6. Net Capital Requirements:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002 and 2001 the Company had net capital of $7,760 and $7,280, which was $2,760 and $2,280 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 2.0 to 1.0 and 0.1 to 1 for 2002 and 2001 respectively.

THE TAVENNER COMPANY

Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2002

Net Capital:		
Total stockholder's equity	$	18,290
Deductions for non-allowable assets:		
Other receivable		(3,140)
Commission receivable		(2,391)
Fixed assets, net		(4,858)
Haircuts on securities		
Certificate of deposit (2%)		(141)
Net Capital	$	7,760
Aggregate Indebtedness:		
Accrued expenses	$	15,615
Total aggregate indebtedness	$	15,615
Computation of Basic Net Capital Requirement:		
Minimum net capital requirements:		
Minimum dollar requirement	$	5,000
Total requirement	$	5,000
Excess Net Capital		2,760
Ratio: Aggregate indebtedness to net capital		2.0 to 1.0
Reconciliation with Company's Computation:		
(Included in part IIA of Form X-17A-5 as of December 31, 2001)		
Net capital per unaudited computation	$	7,883
Adjustment to reflect haircut on certificate of deposit		(123)
Adjustment to record accrued commission receivable		13,300
Adjustment to fixed assets, net		3,298
Adjustment to accrue additional commissions payable		(13,300)
Adjustment to record additional depreciation expense		(3,298)
Net capital per audited computation above	$	7,760

See accompanying notes to the financial statements.

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditors' Report on Internal Controls

Board of Directors
The Tavenner Company

In planning and performing our audit of the financial statements of The Tavenner Company (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e),

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 8, 2003